BINGHAM McCUTCHEN LLP
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110

July 25, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Aquila Narragansett Tax-Free Income Fund (File Nos. 33-48696 and 811-6707) Hawaiian Tax-Free Trust (File Nos. 2-92583 and 811-4084) Post-Effective Amendments to Registration Statements on Form N-1A

Ladies and Gentlemen:

This letter is to respond to comments we received from Ms. Anu Dubey of the Staff of the Division of Investment Management of the U.S. Securities and Exchange Commission regarding Post-Effective Amendment No. 28 to the Registration Statement on Form N-1A of Aquila Narragansett Tax-Free Income Fund and Post-Effective Amendment No. 35 to the Registration Statement on Form N-1A of Hawaiian Tax-Free Trust, each filed on May 24, 2013.  Following are the Staff’s comments and the Registrants’ responses thereto:

A.	Facing Page of Filing

1.	Comment:
The Staff requested that, for future filings, each Registrant review for accuracy the references to the various sections of Rule 485 under the Securities Act on the facing page of the applicable Registration Statement.

	Response:	Each Registrant confirms that, for future filings, it will review for accuracy the references to the various sections of Rule 485 on the facing page of the applicable Registration Statement.

B.	Fee Table

1.	Comment:	The Staff requested that each Registrant confirm that the headings “Shareholder Fees” and “Annual Trust Operating Expenses” in the fee table are presented similarly.

	Response:	Each Registrant has revised the presentation of the headings “Shareholder Fees” and “Annual Trust Operating Expenses” in the fee table to confirm that such headings are presented similarly.

2.	Comment:	The Staff suggested that the maximum deferred sales charge shown for Class A shares be shown as 1.00% rather than “None.”

Response:
The Registrants note that, as discussed with the Staff and as disclosed in each Prospectus, the maximum deferred sales charge is applicable only for those shareholders who do not pay an initial sales charge.  Accordingly, the Registrants believe that each fee table currently presents the applicable Fund’s sales charge arrangements in a clear and accurate manner, and that no change to the disclosure is required.

3.	Comment:	The Staff requested that each Registrant file any applicable expense limit agreement as an exhibit to the Registrant’s Rule 485(b) filing.

	Response:	Each Registrant confirms that it will file any applicable expense limit agreement as an exhibit to the Registrant’s Rule 485(b) filing.

4.	Comment:	The Staff requested that, if applicable, each Registrant disclose in a footnote to the fee table any ability of the investment adviser or administrator to recoup expenses previously waived.

	Response:	Each Registrant confirms that the applicable investment adviser or administrator has no ability to recoup expenses previously waived, and, accordingly, no change to the disclosure is required.

C.	Investment Strategies & Risks

1.	Comment:
The Staff requested that each Registrant revise the disclosure regarding each Fund’s 80% test so as not to use a defined term in the body of the 80% test and to clarify that such 80% test applies to tax-free municipal obligations.

	Response:	Each Registrant has revised the disclosure to address the Staff’s comment.

2.	Comment:	The Staff requested that each Registrant add state-specific risk disclosure to the disclosure regarding each Fund’s principal risks, to the extent that such risks are not currently disclosed.

	Response:	Each Registrant has added disclosure to address the Staff’s comment.

3.	Comment:	The Staff requested that the Registrants explain in the response why risk disclosure regarding market conditions in Europe is included in each Prospectus and Statement of Additional Information.

Response:
Each Registrant notes that risk disclosure regarding market conditions in Europe is included in each Prospectus and Statement of Additional Information because, as indicated in the disclosure, the value and liquidity of a Fund’s investments may be negatively affected by market turmoil directly or indirectly caused by financial difficulties in European countries, whether or not the Fund invests in securities of issuers located in Europe or with significant exposure to European issuers or countries.

D.	Management

1.	Comment:	The Staff requested that Hawaiian Tax-Free Trust remove the reference to the Administrator under Management in the summary section of the Prospectus.

Response:
Hawaiian Tax-Free Trust believes that it is appropriate to identify the Administrator in the summary section of the Prospectus because the Administrator is the Fund’s sponsor, and the sponsor of the Aquila Funds complex.  Hawaiian Tax-Free Trust respectfully submits that a change to the disclosure would not be useful to shareholders.

2.	Comment:
The Staff requested that Hawaiian Tax-Free Trust revise the disclosure regarding Mr. Rodgers under “Information about the Adviser and the Administrator” to indicate that he is the leader of the team of portfolio managers responsible for the day-to-day management of the Fund.

	Response:	Hawaiian Tax-Free Trust has revised the disclosure to address the Staff’s comment.

E.	Payments to Broker-Dealers and Other Financial Intermediaries

1.	Comment:	The Staff requested that the first reference to the Distributor in the Prospectus include the Distributor’s name.

	Response:	Each Registrant has revised the disclosure to address the Staff’s comment.

F.	“In which states can I buy shares of the Fund?”

1.	Comment:
The Staff noted that the Registrants state that each Fund is available for purchase only in certain states, and that you “should not purchase shares of the Fund if you do not reside in one of the states listed below.”  The Staff requested that the Registrants add disclosure indicating why a shareholder should not purchase shares of a Fund if the shareholder does not reside in one of the states listed in the Prospectus.

	Response:	The Registrants have revised the disclosure to address the Staff’s comment.

2.	Comment:
The Staff noted that the Registrants state that a Fund and the Distributor may reject any order for the purchase of shares.  The Staff requested that the Registrants add disclosure indicating circumstances under which a purchase order would be rejected (i.e., because the request was not in proper order).

Response:
The Registrants note that the disclosure referenced by the Staff has been revised to clarify that a Fund and the Distributor may reject a purchase order for any reason.  The Registrants respectfully submit that no additional change to the disclosure is required.

G.	Alternative Purchase Plans

1.	Comment:
The Staff requested that the Registrants confirm in their response that the service fee of up to 0.25 of 1% of average annual net assets allocable to Class I Shares is separate from the distribution fee permitted under each Fund’s distribution plan.

Response:
The Registrants confirm that the service fee of up to 0.25 of 1% of average annual net assets allocable to Class I Shares is separate from the distribution fee permitted under each Fund’s distribution plan.

H.	“What price will I pay for the Fund’s shares?”

1.	Comment:	The Staff noted that the Registrants state that:

“An investor will receive that day’s offering price on purchase orders…received in proper form prior to 4:00 p.m. New York time by the Agent or, where applicable, by the financial intermediary.”  Otherwise, orders will be filled at the next determined offering price.  Financial intermediaries are required to submit orders promptly, provided, however, that if a financial intermediary imposes an earlier cutoff time than 4:00 p.m. for the receipt of orders, the intermediary will submit orders received after its earlier cutoff time after 4:00 p.m.  Those orders will receive the next determined offering price.”

The Staff expressed concern that the third and fourth sentences of the above-referenced disclosure suggest that an investor who submits a purchase order in good form to a financial intermediary prior to 4:00 p.m. may not receive that day’s offering price.  The Staff requested that the Registrants revise the disclosure to clarify that an investor who submits a purchase order in good form to a financial intermediary prior to 4:00 p.m. will receive that day’s offering price.

	Response:	The Registrants have revised the disclosure with respect to the Staff’s comment.

I.	Back Cover

1.	Comment:
The Staff noted that the Registrants state on the back cover that the independent registered public accounting firm’s report and financial statements in the Fund’s most recent annual report to shareholders are incorporated by reference into the Statutory Prospectus.  The Staff stated its view that Form N-1A and Rule 411 under the Securities Act of 1933 permit only the financial highlights from the Fund’s report to shareholders to be incorporated by reference into the Statutory Prospectus.

Response:
The Registrants acknowledge the Staff’s comment.  The Registrants note that the language referred to by the Staff is included in each Fund’s Statutory Prospectus to comply with Rule 498 under the Securities Act of 1933 in connection with each Fund’s use of a Summary Prospectus.  Each Fund incorporates by reference into its Summary Prospectus the independent registered public accounting firm’s report and financial statements in the Fund’s most recent annual report to shareholders in accordance with Rule 498.  In order to comply with Rule 498, each Fund also incorporates by reference such information into its Statutory Prospectus.

Form N-1A permits incorporation by reference into the Fund’s Statement of Additional Information of the independent registered public accounting firm’s report and financial statements in the Fund’s most recent annual report to shareholders, and incorporation by reference of the Fund’s Statement of Additional Information into the Fund’s Statutory Prospectus.  The language referred to by the Staff merely reflects such incorporation by reference permitted by Form N-1A.

Furthermore, the plain language of Rule 498 indicates that the Commission, in adopting Rule 498, was of the view that any information from a Fund’s shareholder reports, and not merely the financial highlights, could be incorporated by reference into the Fund’s Statutory Prospectus.  Rule 498(b)(3)(ii) under the Securities Act of 1933 states that a Fund may incorporate by reference into its Summary Prospectus “any information from the Fund’s reports to shareholders under Rule 30e-1 under the 1940 Act that the Fund has currently incorporated by reference into the Fund’s Statutory Prospectus.”  Language in the adopting release for Rule 498 also reflects the Commission’s view that any information from a Fund’s shareholder reports could be incorporated by reference into the Fund’s Statutory Prospectus.  For example, the Commission noted in the adopting release that, among other things, the language of the final rule addressed “commenters’ concerns that funds be permitted to incorporate by reference information from both the most recent annual shareholder report and most recent semi-annual shareholder report and will permit the Summary Prospectus to incorporate from shareholder reports precisely the same information that the Statutory Prospectus may incorporate today.”  Accordingly, the Registrants respectfully submit that no change to the disclosure is required.

J.	Statement of Additional Information

1.	Comment:	The Staff requested that each Registrant add disclosure to the Statement of Additional Information regarding temporary defensive positions.

	Response:	Each Registrant has added disclosure to address the Staff’s comment.

2.	Fundamental Investment Policies - Both Funds

a.	Comment:
The Staff noted that each Fund states that (i) “the Fund cannot buy any commodities or commodity or any mineral related programs or leases,” and (ii) “the Fund cannot buy real estate or any non-liquid interests in real estate investment trusts.”  The Staff noted that to be consistent with Section 8(b)(1) of the 1940 Act, such policies should state that the Fund cannot buy or sell commodities or commodity contracts, or real estate, respectively.

Response:
The Registrants acknowledge the Staff’s comment. The Registrants believe each Fund’s fundamental investment policy is consistent with the 1940 Act.  The Registrants note that a Fund would not be able to sell a commodity, commodity contract or real estate without first buying such investment.  Accordingly, the Registrants respectfully submit that no change is required.

b.	Comment:
The Staff noted that each Fund states that “the Fund can borrow from banks for temporary or emergency purposes but only up to 10% of its total assets and can mortgage or pledge its assets only in connection with such borrowing and only up to the lesser of the amounts borrowed or 5% of the value of its total assets…The Fund will not purchase any obligations while it has any outstanding borrowings which exceed 5% of the value of its total assets”  The Staff noted that to be consistent with Section 18(g) of the 1940 Act, each Fund’s policy should state that the Fund is permitted to borrow for temporary purposes not more than 5% of its total assets.

Response:
The Registrants acknowledge the Staff’s comment. The Registrants note that Section 18(f) of the 1940 Act permits a Fund to borrow money in amounts of up to one-third of the Fund’s total assets from banks for any purpose (provided that the Fund maintains at all times an asset coverage of at least 300% of the amount of its borrowings), and Section 18(g) of the 1940 Act permits a Fund to borrow an additional amount up to 5% of its total assets for temporary purposes.  In contrast, each Fund’s fundamental investment policy permits the Fund to borrow money only for temporary or emergency purposes, and then in an amount not to exceed 10% of the Fund’s total assets.  Accordingly, since each Fund’s fundamental investment policy regarding borrowing limits the aggregate amount that the Fund can borrow for temporary and emergency purposes, no change is required.

3.	Fundamental Investment Policies - Hawaiian Tax-Free Trust

a.
The Staff noted that Hawaiian Tax-Free Trust states that “the Trust cannot buy the obligations of issuers in any one industry if more than 25% of its total assets would then be invested in securities of issuers of that industry; Hawaiian Obligations (except for the industrial development bonds…), U.S. Government Securities and domestic bank obligations are not included in this limit.”

i.	Comment:	The Staff requested that Hawaiian Tax-Free Trust add the words tax-exempt before “Hawaiian Obligations,” consistent with the Staff’s position set forth in Investment Company Release 9785.

Response:
Hawaiian Tax-Free Trust notes that “Hawaiian Obligations” are defined in the Registration Statement as municipal obligations that pay interest exempt in the opinion of bond counsel from Hawaii state and regular Federal income taxes.  Accordingly, Hawaiian Tax-Free Trust respectfully submits that no change is required.

ii.	Comment:
The Staff noted that, as set forth in Guide 19 to Form N-1A, the Staff takes the position that domestic bank obligations may only be excepted by a money market fund from the Fund’s concentration policy.

Response:
Hawaiian Tax-Free Trust acknowledge the Staff’s comment.  Hawaiian Tax-Free Trust notes that the Fund has a fundamental investment policy that requires it to invest at least 80% of its assets in municipal obligations that pay interest exempt in the opinion of bond counsel from Hawaii state and regular Federal income taxes.

b.	Comment:	The Staff requested that Hawaiian Tax-Free Trust disclose its 80% policy under “Investment Restrictions” in the Statement of Additional Information.

	Response:	Hawaiian Tax-Free Trust has added disclosure to address the Staff’s comment.

4.	Comment:
The Staff noted that the footnotes to the tables providing information regarding trustees and officers of each Fund are currently located after the table providing information about the officers of the Fund.  The Staff requested that the Registrants also include the relevant footnotes after the table providing information regarding the trustees of the Fund.

	Response:	Each Registrant has revised the disclosure to address the Staff’s comment.

5.	Comment:
The Staff noted that footnote 1 to the tables providing information regarding the trustees and officers of Hawaiian Tax-Free Trust states that “from time to time Bank of Hawaii may enter into normal investment management, commercial banking and/or lending arrangements with one or more of the trustees of the [Fund] and their affiliates.  The Asset Management Group of Bank of Hawaii is the [Fund’s] investment adviser.”  The Staff asked if this disclosure applies only to the interested trustees or both to the interested and disinterested trustees.

Response:
Hawaiian Tax-Free Trust confirms that, as indicated by the placement of the footnote reference in the Name, Address and Year of Birth column of the table providing information regarding the trustees, footnote 1 applies both to the interested and disinterested trustees.

6.	Comment:
The Staff requested that each Registrant confirm that the disclosure regarding the applicable Fund’s proxy voting policies will be included in the Statement of Additional Information in accordance with Item 17(f) of Form N-1A.

Response:
Each Registrant confirms that the disclosure regarding the applicable Fund’s proxy voting policies will be included in the Statement of Additional Information in accordance with Item 17(f) of Form N-1A.

7.	Portfolio Managers

a.	Comment:	The Staff requested that each Registrant confirm that no portfolio manager of the applicable Fund manages any pooled investment vehicles.

	Response:	Each Registrant has revised the disclosure to clarify that no portfolio manager of the applicable Fund manages any pooled investment vehicles.

b.	Comment:	The Staff requested that Hawaiian Tax-Free Trust revise the disclosure to provide separately for each portfolio manager the information regarding other accounts managed by the portfolio manager.

	Response:	Hawaiian Tax-Free Trust has revised the disclosure to address the Staff’s comment.

8.	Comment:	The Staff requested that each Registrant confirm that it has provided the information required by Item 25(a)(3) of Form N-1A.

	Response:	Each Registrant confirms that it has provided the information required by Item 25(a)(3) of Form N-1A.

9.	Comment:	The Staff requested that Hawaiian Tax-Free Trust confirm that the Administration Agreement has been filed as an exhibit to the Registration Statement.

	Response:	Hawaiian Tax-Free Trust confirms that the Administration Agreement has been filed as an exhibit to the Registration Statement.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely, /s/ Jeremy Kantrowitz Jeremy Kantrowitz

cc:           Diana P. Herrmann
Charles E. Childs, III
Roger P. Joseph
Toby R. Serkin

Aquila Narragansett Tax-Free Income Fund
Hawaiian Tax-Free Trust
380 Madison Avenue, Suite 2300
New York, New York 10017

July 25, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Aquila Narragansett Tax-Free Income Fund (File Nos. 33-48696 and 811-6707)
Hawaiian Tax-Free Trust (File Nos. 2-92583 and 811-4084)
Post-Effective Amendments to Registration Statements on Form N-1A

Ladies and Gentlemen:

In connection with the review by the Staff of the Securities and Exchange Commission (the “Commission”) of Post-Effective Amendment No. 28 to the Registration Statement on Form N-1A of Aquila Narragansett Tax-Free Income Fund and Post-Effective Amendment No. 35 to the Registration Statement on Form N-1A of Hawaiian Tax-Free Trust, each filed on May 24, 2013, each Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Sincerely,

    Aquila Narragansett Tax-Free Income Fund
    Hawaiian Tax-Free Trust

    By:    /s/ Charles E. Childs, III

Name:           Charles E. Childs, III
Title:           Secretary